SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 6 December, 2010

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of Ireland (the "Bank")
High Court approval of stock premium reduction
6 December 2010

Further to Resolution 8 passed at the Extraordinary General Court of the Bank held on 19 May 2010, the High Court of Ireland has approved the reduction of capital application by the Bank to cancel €0.8 billion of the stock premium of the Bank with the reserve resulting from the cancellation to be treated as distributable reserves.  The implementation of the Court Order has no impact on the Group's capital ratios.  The Companies Registration Office of Ireland has today issued a certificate of registration of the Court Order, effective from 1 December 2010.

Ends.

For further information please contact:

John O'Donovan	Andrew Keating	Tony Joyce	Dan Loughrey
Group Chief Financial Officer	Director of Group Finance	Head of Group Investor Relations	Head of Group Communications
Tel: +353 76 623 4703	Tel: + 353 1 637 8141	Tel: + 353 76 623 4729	Tel: + 353 76 623 4770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 6 December, 2010